SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File No. 000-13611

          A.  Full title of the plan and the address of the plan, if different from that of the issuer named below: Spartan Motors Retirement Plan.
          B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Spartan Motors, Inc., 1000 Reynolds Road, P.O. Box 440, Charlotte, Michigan 48813.

Spartan Motors
Retirement Plan

Contents

Report of Independent Registered Public Accounting Firm
BDO Seidman, LLP	3

Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	4
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2007 and 2006	5
Notes to Financial Statements	6-11

Supplemental Schedules
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2007	12
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2007	13

Signatures

Exhibit Index

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Spartan Motors Retirement Plan
Charlotte, Michigan

We have audited the accompanying statements of net assets available for benefits of Spartan Motors Retirement Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of Assets (Held at End of Year) and Delinquent Participant Contributions as of and for the year ended December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO SEIDMAN, LLP
Grand Rapids, Michigan
June 25, 2008

Spartan Motors
Retirement Plan

Statements of Net Assets Available for Benefits

December 31,	2007	2006

Assets

Participant directed investments and loans, at fair value (Note 3)
Common trust fund (Note 2)	$2,731,827	$2,925,563
Mutual funds	24,401,628	21,515,819
Spartan Motors, Inc. common stock	2,057,904	1,840,698
Participant loans	1,019,125	919,851

Total investments	30,210,484	27,201,931

Contributions receivable
Employer	63,536	4,821
Employee	157,733	13,500

Total contributions receivable	221,269	18,321

Total Assets	30,431,753	27,220,252

Net Assets Reflecting All Investments at Fair Value	30,431,753	27,220,252

Adjustment from fair value to contract value for interest in common trust fund relating to fully benefit-responsive investment contracts (Note 2)	29,688	29,404

Net Assets Available for Benefits	$30,461,441	$27,249,656

See accompanying notes to financial statements.

Spartan Motors
Retirement Plan

Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	2007	2006

Additions
Contributions:
Employer	$954,606	$571,363
Employee	2,635,832	1,888,485
Rollover of participant assets from other plans	592,200	61,317

Total contributions	4,182,638	2,521,165

Investment income:
Interest and dividend income	1,885,840	1,389,372
Net appreciation (depreciation) in fair value of investments (Note 3)	(1,118,882)	2,718,480

Total investment income	766,958	4,107,852

Total Additions	4,949,596	6,629,017

Deductions
Distributions to participants	1,709,719	1,257,056
Administrative fees	28,092	21,675

Total Deductions	1,737,811	1,278,731

Net increase	3,211,785	5,350,286

Net Assets Available for Benefits, beginning of year	27,249,656	21,899,370

Net Assets Available for Benefits, end of year	$30,461,441	$27,249,656

See accompanying notes to financial statements.

Spartan Motors
Retirement Plan

Notes to Financial Statements

1.	Plan Description

The following description of Spartan Motors Retirement Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions, which is available from the human resources department of Spartan Motors, Inc. (the Company).

General

The Plan is a defined contribution plan that covers substantially all employees of the Company who have at least 90 days of service and are 21 years or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan's trustee and recordkeeper is Fidelity Management Trust Company (Fidelity).

Contributions

Each year, participants may contribute up to 60% of pretax annual compensation, as defined in the Plan, subject to limitations prescribed by the Internal Revenue Code (IRC). Participants may also contribute amounts representing distributions from other qualified retirement plans. Effective June 4, 2007, newly eligible employees automatically defer 3% of their compensation unless they elect a contrary salary reduction or elect not to participate. Effective June 4, 2007, participants may make Roth deferral contributions.

The Company may make employer matching contributions based on a percentage of participant contributions to be determined annually by the Company. Prior to January 1, 2004, the Company was permitted to make discretionary profit-sharing contributions to the Plan. In 2007 and 2006, the Company's match was 50% of the participant's contribution up to 6% and 5% of compensation, respectively.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contributions, plus actual earnings thereon, are based on years of continuous service. A participant is fully vested after five years of credited service. As of January 1, 2004, participants were 100% vested in any profit-sharing contributions.

Spartan Motors
Retirement Plan

Notes to Financial Statements

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeitures of nonvested employer matching contributions are used to pay administrative expenses or to reduce employer matching contributions. In 2007 and 2006, forfeitures totaling $12,880 and $12,091 were used to pay plan expenses. At December 31, 2007 and 2006, forfeited nonvested accounts totaled $107,438 and $84,463, respectively.

Investment Options

Participants may direct the investment of funds in their accounts to any investment option available under the Plan.

Participant Loans

A participant in the Plan may request a loan from their vested account balance. The minimum loan amount is $1,000 and the maximum amount is 50% of the vested account balance or $50,000, whichever is less. A participant may have only one loan outstanding at any time. Loans bear interest at the prime rate as of the first day of the month the loan became effective. Repayments are made by payroll deductions.

Payment of Benefits

Upon termination of service, a participant may receive a lump-sum amount or may elect to receive an annuity.

Administrative Expenses

Substantially all administrative expenses are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts. Upon complete or partial termination, all remaining assets in the

Spartan Motors
Retirement Plan

Notes to Financial Statements

accounts of the participants or their beneficiaries are to be distributed to them in the same proportion as their related interests.

2.	Significant Accounting Policies

Basis of Accounting

The Plan's financial statements are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of net assets and changes therein. Actual results could differ form those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan's investments in mutual funds and Spartan Motors, Inc. common stock are stated at fair value based on quoted market prices of shares held by the Plan. The investment in the common trust fund (Fidelity Managed Income Portfolio) is stated according to Financial Accounting Standards Board Staff Position, FSP AAG INV - 1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP), which became effective and was adopted by the Plan in 2006. The FSP states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits and a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement

Spartan Motors
Retirement Plan

Notes to Financial Statements

of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. Participant loans are stated at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3.	Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

December 31,	2007	2006

Common trust fund
Fidelity Managed Income Portfolio*	$2,731,827	$2,925,563
Mutual funds
Fidelity Freedom 2020*	2,983,663	2,506,145
Fidelity Diversified International*	2,551,791	1,982,141
Spartan US Equity Index	2,137,387	2,067,901
ABF Large Cap Value	2,124,210	1,958,183
Fidelity Low Pr Stock*	1,975,721	1,855,690
Fidelity Cap Appreciation*	1,966,588	1,804,502
Fidelity Freedom 2030*	1,792,175	1,695,864
Columbia Acorn USA Z	1,560,549	1,371,941
Common stock
Spartan Motors, Inc. common stock*	2,057,904	1,840,698
*Party-in-interest to the Plan

The Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Years ended December 31,	2007	2006

Mutual funds	$(105,406)	$1,379,862
Spartan Motors, Inc. common stock	(1,013,476)	1,338,618
	$(1,118,882)	$2,718,480

Spartan Motors
Retirement Plan

Notes to Financial Statements

4.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 16, 2005, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan is qualified and the related trust is tax exempt.

5.	Transactions With Parties in Interest

Fees incurred for administrative, legal and accounting services rendered by parties in interest were based on customary and reasonable rates for such services. Certain Plan investments are shares of mutual funds and a common trust fund managed by Fidelity. Fidelity is the trustee as defined by the Plan and qualifies as a party-in-interest. The Plan also invests in the stock of the Company.

6.	Delinquent Participant Contributions

During the Plan year ended December 31, 2007, the Company failed to remit employee deferrals, totaling $33,840, in a timely manner according to DOL regulations. These transactions constitute prohibited transactions as defined by ERISA. The Company has calculated lost earnings of $618 related to these remittances and is in the process of depositing these funds into the Plan.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

Years ended December 31,	2007	2006

Net assets available for benefits per the financial statements	$30,461,441	$27,249,656
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(29,688)	(29,404)

Net Assets Available for Benefits per the Form 5500	$30,431,753	$27,220,252

Spartan Motors
Retirement Plan

Notes to Financial Statements

The following is a reconciliation of the net increase to assets available for benefits per the financial statements to the Form 5500:

Year ended December 31,	2007	2006

Net increase to assets available per the financial statements	$3,211,785	$5,350,286
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(284)	(29,404)

Net Increase to Assets Available per the Form 5500	$3,211,501	$5,320,882

Spartan Motors
Retirement Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN:  38-2078923
Plan Number:  001

December 31, 2007

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(d) Cost	(e) Current Value

	Common trust fund
*	Fidelity Managed Income Portfolio	2,761,515	shares	**	$2,731,827

	Mutual funds
	ABF Large Cap Value	94,873	shares	**	2,124,210
	Allianz NFJ Small Cap Value	12,523	shares	**	370,683
	Artisan Mid Cap Investment	40,697	shares	**	1,259,151
	Columbia Acorn USA Z	55,794	shares	**	1,560,549
*	Fidelity Cap Appreciation	73,490	shares	**	1,966,588
*	Fidelity Convertible Securities	13,722	shares	**	384,478
*	Fidelity Diversified International	63,955	shares	**	2,551,791
*	Fidelity Freedom 2000	21,798	shares	**	269,645
*	Fidelity Freedom 2005	46	shares	**	539
*	Fidelity Freedom 2010	53,262	shares	**	789,350
*	Fidelity Freedom 2015	19,605	shares	**	244,469
*	Fidelity Freedom 2020	188,720	shares	**	2,983,663
*	Fidelity Freedom 2025	8,168	shares	**	107,652
*	Fidelity Freedom 2030	108,485	shares	**	1,792,175
*	Fidelity Freedom 2035	5,534	shares	**	75,706
*	Fidelity Freedom 2040	65,124	shares	**	633,653
*	Fidelity Freedom 2045	1,612	shares	**	18,301
*	Fidelity Freedom 2050	5,130	shares	**	58,633
*	Fidelity Freedom Income	8,012	shares	**	91,735
*	Fidelity Inflation - Protected Bond	5,663	shares	**	62,630
*	Fidelity International Discovery	280	shares	**	12,057
*	Fidelity International Small Cap	19,100	shares	**	441,216
*	Fidelity Low Pr Stock	48,036	shares	**	1,975,721
*	Fidelity Real Estate Investment	15,458	shares	**	401,599
*	Fidelity US Bond Index	133,158	shares	**	1,450,087
*	Fidelity Value	8,505	shares	**	637,960
*	Fidelity Spartan US Equity Index	41,183	shares	**	2,137,387

	Total mutual funds				24,401,628

	Common stock
*	Spartan Motors, Inc. common stock	269,194	shares	**	2,057,904

*	Participant loans	179 loans with interest rates ranging from 5.0% to 10.5%		-	1,019,125

	Total Investments				$30,210,484

*	A party-in-interest as defined by ERISA.
**	The cost of participant-directed investments is not required to be disclosed.

Spartan Motors
Retirement Plan

Schedule H, Line 4a - Schedule of Delinquent Participant
Contributions

EIN:  38-2078923
Plan Number:  001

Participant Contributions Transferred Late to Plan During Year		Not Corrected	Corrected	Pending Correction	Total That Constitute Non- Exempt Prohibited Transactions

2007	$33,840	-	$33,840	-	$33,840

Signatures

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 25, 2008	SPARTAN MOTORS RETIREMENT PLAN

	By:	/s/ James W. Knapp
James W. Knapp Chief Financial Officer and Administrator of the Spartan Motors Retirement Plan

Exhibit Index

Exhibit No.	Exhibit Description

23	Consent of Independent Registered Public Accounting Firm - BDO Seidman, LLP